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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

DIGITAL ISLAND, INC.
(Name of Subject Company (Issuer))

DALI ACQUISITION CORP.

CABLE AND WIRELESS PLC
(Names of Filing Persons—Offerors)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

25385N-10-1
(CUSIP Number of Class of Securities)

Robert Drolet
124 Theobalds Road
London WC1X 8RX
England
44 207 315 4000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Nathaniel M. Cartmell III, Esq.
P. Joseph Campisi, Jr., Esq.
Patrick J. Devine, Esq.
 PILLSBURY WINTHROP LLP
P.O. Box 7880
San Francisco, CA 94120-7880

CALCULATION OF FILING FEE

Transaction Valuation:	$300,083,388.00(*)	Amount of Filing Fee:	$60,016.68

(*)	Determined in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934 (the "Exchange Act"). This Transaction Valuation assumes, solely for purposes of calculating the Filing Fee for this Schedule TO, that the Purchaser purchases all outstanding shares of Common Stock, par value $0.001 per share ("Shares"), of Digital Island, Inc. at $3.40 per Share net to the seller in cash. Digital Island, Inc. has informed the Purchaser that 82,226,556 Shares are issued and outstanding as of May 10, 2001, the last date as to which the number of Shares was readily ascertainable, and that as of June 18, 2001, the expiration of the Offer, convertible securities, options and warrants to purchase a total of 6,033,264 Shares will be exercisable. The Transaction Valuation assumes that all such convertible securities, options and warrants will be converted or exercised in full and the Purchaser will purchase the Shares obtained upon conversion or exercise thereof.
/x/	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$56,322.66
Form or Registration No.:	Schedule TO
Filing Party:	Cable and Wireless plc and Dali Acquisition Corp.
Date Filed:	May 21, 2001
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/	third-party tender offer subject to Rule 14d-1
/ /	issuer tender offer subject to Rule 13e-4
/ /	going-private transaction subject to Rule 13e-3
/ /	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

Amendment No. 3 to Schedule TO

    This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 21, 2001 and amended on May 22, 2001 and May 31, 2001 (the "Schedule TO") relating to an offer by Dali Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Cable and Wireless plc, a public limited company incorporated under the laws of England and Wales ("Cable & Wireless" or "Parent"), to purchase all outstanding shares of Common Stock par value $0.001 per share (the "Shares"), of Digital Island, Inc., a Delaware corporation ("Digital Island" or the "Company"), at $3.40 per share, net to the seller in cash, without interest thereon, and less any required withholding taxes upon the terms and subject to the conditions set forth in its Offer to Purchase dated May 21, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were filed as Exhibits, (a)(1)(A) and (a)(1)(B), respectively to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Cable & Wireless intends to contribute its ownership interest in Purchaser to Cable & Wireless USA, Inc., a Delaware corporation and a wholly owned subsidiary of Cable & Wireless ("Cable & Wireless USA"), prior to the consummation of the Offer.

Item 1. Summary Term Sheet

    Item 1 of the Schedule TO is hereby amended and supplemented to include the following information:

    SUMMARY TERM SHEET

    The "Summary Term Sheet" section of the Offer to Purchase is amended by amending and restating the sixth summary term question entitled "Is your financial condition relevant to my decision to tender in the Offer" on page iii as follows:

"•	We do not think that our financial condition is relevant to your decision to tender in the Offer because the form of payment for your Digital Island shares consists solely of cash and the Offer is not subject to a financing condition."

    In addition, the eleventh summary term question entitled "Until what time can I withdraw previously tendered shares?" on page iv is amended and restated as follows:

"•	You may withdraw previously tendered shares at any time prior to the expiration of the Offer, and, unless we have accepted the shares for payment pursuant to the Offer, you may also withdraw any tendered shares at any time after July 19, 2001. See 'Section 4. Withdrawal Rights.' "

Item 4. Terms of the Transaction

    Item 4 of the Schedule TO is hereby amended and supplemented to included the following information:

    Section 14. Certain Conditions of the Offer

    Section 14 of the Offer to Purchase beginning on page 40 is amended by amending and restating the final paragraph in such section as follows:

    "The foregoing conditions are for the sole benefit of Purchaser and Cable & Wireless and may be asserted by Purchaser or Cable & Wireless regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Cable & Wireless in whole or in part at any time and from time to time prior to the expiration of the Offer in their sole discretion; provided that, Purchaser and Cable & Wireless may not avail themselves of any such condition at any time during which either Purchaser or Cable & Wireless is in breach in any material respect of any of its representations, warranties and covenants set forth in the Merger Agreement to the extent (and only to the extent) such breach causes the failure of the Minimum Condition or of any of the conditions set forth in this Section 14. The failure by Cable & Wireless or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer."

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase dated May 21, 2001.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Stockholders.*
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(H)	Joint press release issued by the Company and Parent on May 14, 2001 announcing the intention of the Purchaser to commence the Offer.*
(a)(1)(I)	Summary Advertisement as published in The Wall Street Journal on May 21, 2001.*
(a)(1)(J)	Joint press release issued by Parent and the Company on May 22, 2001 announcing the commencement on Monday, 21 May 2001, of the Offer.*
(a)(1)(K)	Joint press release issued by Parent and the Company on May 31, 2001.*
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated May 14, 2001, by and among the Company, Purchaser and Parent.*
(d)(2)	Confidentiality Agreement, dated September 21, 2000, between Parent and the Company.*
(d)(3)	Employment Agreement, dated as of May 13, 2001, by and among the Company, Parent and Ruann Ernst.*
(d)(4)	Employment Offer Letter, dated May 13, 2001, from Parent to Ruann Ernst.*
(d)(5)	Employment Agreement, dated as of May 13, 2001, by and among the Company, Parent and Charles Picasso.*
(d)(6)	Employment Offer Letter, dated May 13, 2001 from Parent to Charles Picasso.*
(d)(7)	Employment Agreement, dated as of May 13, 2001, by and among the Company, Parent and Timothy Wilson.*
(d)(8)	Employment Offer Letter, dated May 13, 2001, from Parent to Timothy Wilson.*
(d)(9)	Employment Agreement, dated as of May 14, 2001, by and among the Company, Parent and Addo Barrows.*
(d)(10)	Employment Offer Letter, dated May 14, 2001, from Parent to Addo Barrows.*
(g)	Not applicable.
(h)	Not applicable.
*
Previously filed.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: June 6, 2001.

DALI ACQUISITION CORP.
By	/s/ ROBERT DROLET
Name: Robert Drolet Title: President
CABLE AND WIRELESS PLC
By	/s/ ROBERT DROLET
Name: Robert Drolet Title: Chief Commercial Officer, Global Cable and Wireless plc

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 21, 2001.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Stockholders.*
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(H)	Joint press release issued by the Company and Parent on May 14, 2001 announcing the intention of the Purchaser to commence the Offer.*
(a)(1)(I)	Summary Advertisement as published in The Wall Street Journal on May 21, 2001.*
(a)(1)(J)	Joint press release issued by Parent and the Company on May 22, 2001 announcing the commencement on Monday, 21 May 2001, of the Offer.*
(a)(1)(K)	Joint press release issued by Parent and the Company on May 31, 2001.*
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated May 14, 2001, by and among the Company, Purchaser and Parent.*
(d)(2)	Confidentiality Agreement, dated September 21, 2000, between Parent and the Company.*
(d)(3)	Employment Agreement, dated as of May 13, 2001, by and among the Company, Parent and Ruann Ernst.*
(d)(4)	Employment Offer Letter, dated May 13, 2001, from Parent to Ruann Ernst.*
(d)(5)	Employment Agreement, dated as of May 13, 2001, by and among the Company, Parent and Charles Picasso.*
(d)(6)	Employment Offer Letter, dated May 13, 2001, from Parent to Charles Picasso.*
(d)(7)	Employment Agreement, dated as of May 13, 2001, by and among the Company, Parent and Timothy Wilson.*
(d)(8)	Employment Offer Letter, dated May 13, 2001, from Parent to Timothy Wilson.*
(d)(9)	Employment Agreement, dated as of May 14, 2001, by and among the Company, Parent and Addo Barrows.*
(d)(10)	Employment Offer Letter, dated May 14, 2001, from Parent to Addo Barrows.*
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

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Amendment No. 3 to Schedule TO
Item 1. Summary Term Sheet
Item 4. Terms of the Transaction
Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS